Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE

(In thousands, except per share amounts)

	Twelve months ended December 31,
	2002	2001	2000

BASIC:
Net income (loss)	$(2,844)	$(51,419)	$3,217

Weighted average number of common shares outstanding	4,948	5,090	5,154

Net income (loss) per common share	$(0.57)	$(10.10)	$0.62

ASSUMING DILUTION:
Net income (loss)	$(2,844)	$(51,419)	$3,217

Weighted average number of common shares outstanding	4,948	5,090	5,154

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	—	—	47

Weighted average number of common and common equivalent shares	4,948	5,090	5,201

Net income (loss) per common share, assuming dilution	$(0.57)	$(10.10)	$0.62